Public Service Company of New Hampshire and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2018
		For the Years Ended December 31,
(Thousands of Dollars)		2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$101,537	$135,996	$131,985	$114,442	$113,944	$111,397
Income tax expense	37,857	88,675	82,364	73,060	72,135	71,101
Equity in earnings of equity investees	(6)	(9)	(15)	(8)	(8)	(12)
Dividends received from equity investees	—	—	25	—	—	42
Fixed charges, as below	45,715	52,851	51,843	47,949	46,530	47,318
Less: Interest capitalized (including AFUDC)	(902)	(729)	(787)	(994)	(640)	(500)
Total earnings, as defined	$184,201	$276,784	$265,415	$234,449	$231,961	$229,346

Fixed charges, as defined:
Interest expense	$43,977	$51,007	$50,040	$45,990	$45,349	$46,176
Rental interest factor	836	1,115	1,016	965	541	642
Interest capitalized (including AFUDC)	902	729	787	994	640	500
Total fixed charges, as defined	$45,715	$52,851	$51,843	$47,949	$46,530	$47,318

Ratio of Earnings to Fixed Charges	4.03	5.24	5.12	4.89	4.99	4.85